Exhibit 99.1

KBS Fashion Group Limited Announces First Quarter 2017 Financial Results

SHISHI, China, June 27, 2017 — KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

●	Net revenues for the first quarter of 2017 decreased by 35% YoY to $5.5 million, compared to $8.99 million in the prior year period.
●	Gross profit was $1.21 million, or 26% of revenue, compared to $2.36 million, or 35%, in the prior year period.
●	Profit for the period was -$2.2 million for first quarter of 2017, compared to $0.66 million for the same period in 2016, representing a decrease of $2.9 million. Net margin was -31% for the quarter period ended March 31, 2017, compared to a net margin of 7.3% during the same period last year. Non-GAAP net income, which excludes the provision of the change in fair value of warrants and non-recurring fees related to NASDAQ listing compliance, was -$1.73 million compared with $0.4 million for the same period last year.
●	Net income attributable to the Company per fully diluted share was -$0.977, compared to $0.255 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees related to NASDAQ listing compliance, was -$0.977 for the first quarter of 2017 compared with $0.255 for the same period last year.

Mr. Keyan Yan, Chairman and CEO of the Company commented, “the apparel industry in China remains challenging, and the Company is in the process of implementing new strategies to become more competitive in the current environment. We are currently looking into the development of our own on-line sales platform and will shortly adjust our Distributor/Sales program to provide a more competitive platform for all our distributors to work from. Additionally, we are planning to hold more sales exhibitions for our distributors, from 2 exhibitions currently to 4 exhibitions a year. Our prime objective at this time is the cash preservation to ensure that we are able to meet our investment objectives and return the company to profitability over the next couple of quarters.”

First quarter of 2017 Results

Revenue

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment is as follows:

By business	Distribution network		Corporate stores		OEM		Consolidated
	Q1 ended March 31, 2017	Q1 ended March 31, 2016	Q1 ended March 31, 2017	Q1 ended March 31, 2016	Q1 ended March 31, 2017	Q1 ended March 31, 2016	Q1 ended March 31, 2017	Q1 ended March 31, 2016
Segment revenue	4,864,419	7,898,385	212,599	497,191	432,734	602,865	5,509,752	8,998,441
% of Sales	88%	88%	4%	6%	8%	7%	100%	100%
Segment gross margins	967,350	1,897,557	117,753	228,321	127,823	234,811	1,212,926	2,360,689
Gross margin rate	20%	24%	55%	46%	30%	39%	22%	26%

Segment sales

For first quarter ended March 31, 2017, total revenue was approximately $5.5 million, decreasing 35% from $8.99 million for the quarter ended March 31, 2016. The Company reports financial and operating results in three segments: distributor network, corporate stores and ODM.

Distributor Network — Revenue from the Company's distributor network reached approximately $4.86 million for the quarter period ended March 31, 2017, a decrease of 38% from $7.89 million in the prior year. The decrease was mainly due to overstocking of our distributors and high competition of online sales and other brand products.

The distributor segment accounted for 88% of the total revenue for the period, which is the same compared to previous year. Gross profit margin for the Company's distributor network decreased to 20% from 24% for last year. The gross profit rate decreased due to the reduction of unit selling price to area-distributors in first quarter of year 2017 and the increase in staff expenses.

The Company's distributor network consisted of 32 distributors in 12 provinces during the three month period ending ended March 31, 2017. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. As of ended March 31, 2017, distributors operated a total of 52 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of March 31, 2017:

Location	As of March 31, 2017
Fujian	9
Guangdong	2
Guangxi	8
Jiangsu	4
Anhui	1
Zhejiang	1
Chongqing	6
Inner Mongolia	1
Tianjin	3
Hebei	5
Heilongjiang	5
Sichuan	7
Total	52

Corporate Stores — Total retail revenue for our corporate stores for the first quarter ended March 31, 2017 decreased to approximately $0.2 million, compared to $0.5 million during the same period last year, representing a decrease of 57%, due to the close of a corporate store in Fujian. As of March 31, 2017, the Company operated 1 corporate store, compared with 2 stores as of March 31, 2016.

The corporate stores segment contributed 4% of total revenue, compared to 6% in year 2016. Gross profit margin for the Company's corporate stores was 55%, compared to 46% in year 2016. The margin of our corporate stores segment is dependent on the percentage of promotion products. A higher percentage of promotion products often causes reduction of the gross margin. The gross margin increase for the first quarter ended March 31, 2017 is primarily due to fewer promotions made in the corporate stores compared to same period last year.

ODM — The ODM segment is comprised of products that are designed and sold by our clients, but manufactured by us. Revenue from the ODM segment decreased by 28% to $0.43 million for first quarter ended March 31, 2017, compared to $0.6 million during the same period last year. Gross profit margin decreased to 30% from 39% for same period in 2016. The decrease was mainly due to the loss of some online orders in the first quarter of 2017.

Cost of sales and gross profit rate

Cost of sales was $4.30 million for first quarter of year 2017, a decrease of 35% from $6.63 million in the prior year period, which was commensurate with the reduction of our sales. Gross profit for year for the first quarter of year 2017 was $1.21 million, compared to $2.36 million in first quarter of 2016. Due to the decrease in the unit prices sale to our area-distributor network in first quarter of year 2017 and reduced purchases of our products which resulted in the decrease of our revenue, the gross profit rate decreased from 26% in the first quarter of 2016 to 22% in the first quarter of 2017.

Administrative expenses

Administrative expenses increased by $0.29 million, or 32%, to $1.16 million for first quarter ended March 31, 2017, from $0.87 million for the prior year period. The increase was mainly due to the increase in staff expenses and the increased expenses incurred by third party design staff.

Distribution and selling expenses

Selling and distribution expenses decreased by $0.10 million, or 10%, to $0.87 million for the first quarter ended March 31, 2017, from $0.97 million for the prior year period. Selling expenses accounted for 15% of total revenue, compared to 10% for the same period last year. The decrease in selling expenses was mainly due to the reduction in the expenses attributable to corporate stores, including staff salary, rental expense and other corporate store expenses.

Profit for the year

Due to the factors described above, profit for the year was -$1.73 million for first quarter ended March 31, 2017, compared to $0.43 million for the same period in 2016, representing a decrease of $2.16 million. Net margin was -31% for first quarter ended March 31, 2017, compared to a net margin of 4.8% during the same period last year.

Non-GAAP net income, which excludes the provision of the change in fair value of warrants and non-recurring fees, was -$1.7 million for the first quarter ended March 31, 2017, compared with $0.43 million for the same period last year.

Net income attributable to the Company per fully diluted share was -$0.977, compared to $0.255 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees, was -$0.977 compared with $0.255 for the same period last year.

Cash and Cash Equivalents

Our cash and cash equivalents balance was $23.90 million at the period ended March 31, 2017 compared with $24.57 million as at December 31, 2016, representing a decrease of $0.67 million, or 2%.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 52 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos

Director

T: +306932284718
E: Themis.Kalapotharakos@RemiMaritime.com

Ms. Lisa Tu
CFO (Chief Financial Officer)
T: +86 15859722469

E:lingsantu@hotmail.com

www.kbsfashion.com

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended March 31
	2017	2016
	USD	USD

Revenue	5,509,752	8,998,441
Cost of sales	(4,296,826)	(6,637,752)
Gross profit	1,212,926	2,360,689
GP ratio	22%	26%

Other income	42,302	145,499
Other gains and losses	(1,462,007)	(3,887)
Distribution and selling expenses	(866,157)	(970,594)
Administrative expenses	(1,159,571)	(871,945)
Operating profit	(2,232,506)	659,763

Finance costs	(23,981)	-
Change in fair value of warrant liabilities	-	-
Profit before tax	(2,256,488)	659,763

Income tax expense	522,902	(227,576)
Profit for the year	(1,733,586)	432,187

Other comprehensive income
-Currency translation differences	(782,270)	508,505
Total comprehensive income	(2,515,855)	940,692

Attributable to:
Owner of the Company	(2,515,855)	940,692
Minority interests	-	-

Outstanding shares	1,774,435	1,694,489

Profit per share - basic and diluted	-0.977	0.255

NON-GAAP Profit per share-basic and dilluted	-0.977	0.255

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

For the Period ended March 31, 2017

(Stated in US dollars)

	2017/03/31	2016/12/31
Current assets
Cash and cash equivalents	23,903,501	24,576,341
Trade receivables	24,370,838	23,483,465
Other receivables and prepayments	457,427	5,364,120
Related parties receivables	-	-
Inventories	4,865,305	2,450,866
Subsidies prepaid to distributors	194,998	389,996
Prepayments and premiums under operating leases	86,758	79,035
Land Use Rights and Trademark
	53,878,827	56,343,823
Total current assets

Non-current assets
Prepayments and premiums under operating leases	2,486,499	2,491,647
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Construction in progress	-	-
Property, plant and equipment	26,539,278	26,758,749
Prepaid lease payments	624,813	624,894
Deferred tax asset	5,427,581	4,879,652
Total non-current assets	35,078,170	34,754,942

Total assets	88,956,997	91,098,765

Current liabilities
Short-term loans	1,521,894	1,513,623
Trade and other payables	3,084,857	4,774,628
Related parties payables	1,093,990	1,150,129
Income tax payable	893,239	258,259
Total current liabilities	6,593,980	7,696,639

Warrant liabilities	-	-

Total liabilities	6,593,980	7,696,639

Equity
share capital	177	177
share premium	6,056,241	6,056,241
Revaluation reserve	184,272	184,272
Statutory Surplus reserve	6,084,836	6,084,836
Retained earnings	77,231,199	78,962,407
Foreign currency translation reserve	(7,193,706)	(7,885,806)
Total equity	82,363,017	83,402,126

Total liabilities and equity	88,956,997	91,098,765

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the three Months ended June 30, 2017 and 2016

	2017	2016
	USD	USD
Profit before tax	(1,733,586)	432,188
Adjustments for:
Finance costs	(23,981)	-
change in fair value of warrant liabilities	-	-
Interest income	(20,493)	(19,512)
Bad debt allowance	(1,450,798)	-
Share based compensation	-	-
Depreciation of property, plant and equipment	366,873	514,374
Amortisation of prepaid lease payments and trademark	3,506	829
Amortisation of subsidies prepaid to distributors	196,679	257,097
Amortisation of prepayments and premiums under operating leases	27,387	(15,094)
Provision (Reversal) of inventory obsolescence	(3,812)	-
Provision (Reversal) of impairment loss in prepayments	-	-
Loss (gain) on disposal of property, plant and equipment	1,394	-
Deferred income tax	-	-
Operating cash flows before movements in working capital	(2,636,831)	1,169,883

(Increase) / Decrease in trade and other receivables	688,961	4,269,216
(Increase) / Decrease in prepayments and deferred expenses	4,935,961	(6,707)
(Increase) / Decrease in related parties receivables	-	-
(Increase) / Decrease in inventories	(2,404,775)	(1,001,771)
Increase / (Decrease) in trade and other payables	(78,357)	1,032,104
Increase / (Decrease) in income tax payable	(999,583)	(1,531,833)
Increase / (Decrease) in related parties payables	-	118,834
Cash generated from operations	(494,623)	2,879,842
DTA	(522,902)	(6,721)
Income taxes paid	-	(473,127)
Net cash from operating activities	(1,017,525)	3,569,877

Investing activities
Interest received	20,493	19,512
Prepayments and premiums paid under operating leases	-	15,094
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	-
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(1,429)	(116,324)
CIP movement	-	-
Intangible movements	-	-
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	19,063	(81,719)

Financing activities
Advances from related parities	164,880	-
Interest paid	23,981	-
New bank loans raised	-	1,625,085
Reclass surplus	-	-
Shares issued	-	-
Net cash used in financing activities	188,861	1,625,085

Net increase in cash and cash equivalent	(809,600)	5,113,244
Effects of currency translation	136,760	448,659

Cash and cash equivalents at beginning of year	24,576,341	21,214,080

Cash and cash equivalents at end of year	23,903,501	26,775,983

KBS Fashion Group Limited

Reconciliation of IFRS profit to non-GAAP profit

For the three Months ended March 31, 2017 and 2016

(Stated in US dollars)

	three months ended March 31
	2017		2016
	USD Unaudited	EPS	USD Unaudited	EPS
Profit for the period	$-1,733,586	$-0.977	$432,187	$0.255
Change in fair value of warrants	0		0
Non-GAAP profit for the period	$-1,733,586	$-0.977	$432,187	$0.255

No. of shares outstanding	1,774,435		1,694,489

Non-GAAP Financial Measures:

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measure to their nearest comparable GAAP measure is included in the above table. As described more fully below, we believe the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company's financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company's core business operating results.